

VIA FACSIMILE AND U.S. MAIL

October 2, 2006

Terry S. Lisenby
Chief Financial Officer
Nucor Corporation
2100 Rexford Road
Charlotte, North Carolina 28211

> **RE: Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended April 1, 2006**
> **File No. 1-4119**

Dear Mr. Lisenby:

We have reviewed your letter dated August 24, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

1. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

1. We have read your response to comment one from our letter dated July 21, 2006. We note that you have assessed the materiality of your bill and hold transactions and service revenues as they relate based on revenues. Please ensure that as you continue to monitor the materiality of these transactions you also consider their impact to earnings before income taxes and net earnings.

FORM 10-Q FOR THE PERIOD ENDED APRIL 1, 2006

2. Financial Statement Revision, page 6

2. We have read your response to comment two from our letter dated July 21, 2006. We appreciate the information you have provided to us concerning why you do not believe it is necessary to amend your Form 10-K for the year ended December 31, 2005 to correct the classification of the variable rate demand notes. However, given the quantitative significance of the revisions to your balance sheet captions as of December 31, 2005 and cash flows from investing activities for the year ended December 31, 2005, we continue to believe such an amendment is necessary.

3. We remind you that when you file your restated Form 10-K/A you should appropriately address the following:
   - full compliance with SFAS 154, paragraphs 25 and 26,
   - fully update all affected portions of the document, including MD&A,
   - updated Item 9A disclosures should include the following:
     - a discussion of the restatement and the facts and circumstances surrounding it,
     - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
     - changes to internal controls over financial reporting, and
     - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
       Refer to Items 307 and 308(c) of Regulation S-K.
   - updated certifications.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Terry S. Lisenby
October 2, 2006
Page 3

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

                                  Sincerely,

                                  Rufus Decker
                                  Accounting Branch Chief